

April 27, 2009

Mr. Stephen E. Parks
Senior Vice President and Chief Financial Officer
Questar Corporation
180 East 100 South,
PO Box 45433
Salt Lake City, UT 84145-0433

      Re: Questar Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 1-08796

Dear Mr. Parks:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Legal Proceedings

Environmental Claims, page 20

1.   We note your disclosure concerning your potential environmental claim. Your disclosure indicates that you have accrued an "appropriate liability" for this claim. Please refer to paragraph 9 of SFAS 5 and provide disclosure of the amount you

have accrued. Additionally, use terms specifically defined in SFAS 5 when describing how you have accounted for a particular matter.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Gas and oil properties, page 50

2.   Please clarify the reserve base used to depreciate the costs of acquiring leaseholds. Your accounting policy disclosure indicates that you are using the estimated proved developed gas and oil reserves. We note elsewhere in your critical accounting policies that property acquisition costs are amortized based on proved reserves. Please refer to paragraph 30 of SFAS 19 and clarify your disclosure.

Note 16 – Supplemental Gas and Oil Information (Unaudited)

Costs Incurred, page 71

3.   Please explain why your have presented "Leaseholds" separately from other property acquisition costs. Please refer to paragraph 21 of SFAS 69 and modify your presentation as contemplated by the disclosure guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief